SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
194

15049719

mm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. W. Cole Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 Anchor Plaza Parkway, Suite 450
(No. and Street)

Tampa (City) FL (State) 33634 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary R Haight 813-337-0516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti
(Name – *if individual, state last, first, middle name*)

201 East Kennedy Blvd, Suite 1500 (Address) Tampa (City) FL (State) 33602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mm

OATH OR AFFIRMATION

I, Robert J. Wood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.W. Cole Financial, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL A MARTINEZ
MY COMMISSION # EE176368
EXPIRES March 04, 2018
(407) 398-0153 FloridaNotaryService.com

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.W. COLE FINANCIAL, INC.

YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

We have audited the accompanying statement of financial condition of J.W. Cole Financial, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.W. Cole Financial, Inc. as of December 31, 2014 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

SKODA MINOTTI

Skoda Minotti

Tampa, Florida
February 24, 2015

Tampa | 4301 Anchor Plaza Parkway, Suite 140, Tampa, Florida 33634 | Phone: (813) 288-8826 | Fax: (813) 288-8836
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

J.W. COLE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS		
Cash and cash equivalents	$	464,256
Deposits with clearing organizations		1,425,324
Receivable from broker-dealers and clearing organizations		740,840
Notes receivable		808,223
Prepaid state income tax		50,000
Deposits		30,617
Property and equipment, net		367,043
Other assets		179,444
TOTAL ASSETS	$	4,065,747

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	346,184
Retirement plan payable		224,228
Commissions payable		1,053,589
Conference deposits		67,202
Notes payable		141,058
Total Liabilities		1,832,261
STOCKHOLDER'S EQUITY		
Common stock, $12.902 par value, 100 shares authorized, 77.5 shares issued and outstanding		1,000
Additional paid-in capital		76,500
Retained earnings		2,155,986
Total Stockholder's equity		2,233,486
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	4,065,747

The accompanying notes are an integral part of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE	
Commissions	$ 40,306,757
TOTAL REVENUE	40,306,757
OPERATING EXPENSES	
Commissions	31,907,098
Salaries and wages	5,099,157
Office supplies and miscellaneous	575,919
Licenses, taxes, and fees	465,347
Professional fees	427,332
Rent	419,449
Computer support and technology	396,140
Depreciation and amortization	317,218
Insurance	294,423
TOTAL OPERATING EXPENSES	39,902,083
OPERATING INCOME	404,674
OTHER INCOME (EXPENSE)	
Other income	4,295
Interest expense	(945)
NET OTHER INCOME	3,350
NET INCOME	$ 408,024

The accompanying notes are an integral part of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, JANUARY 1, 2014	$ 1,000	$ 76,500	$ 2,040,857	$ 2,118,357
Distributions	-	-	(292,895)	(292,895)
Net income	-	-	408,024	408,024
BALANCE, DECEMBER 31, 2014	$ 1,000	$ 76,500	$ 2,155,986	$ 2,233,486

The accompanying notes are an integral part of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 408,024
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	317,218
Increase in deposits with clearing organizations	(123,543)
Increase in receivable from broker-dealers and clearing organizations	(29,640)
Increase in notes receivable	(572,423)
Increase in prepaid state income tax	(50,000)
Decrease in other assets	10,617
Increase in accrued expenses	292,302
Increase in retirement plan payable	56,425
Increase in commissions payable	486,366
Increase in conference deposits payable	67,202
Total adjustments	454,524
Net cash provided by operating activities	862,548
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(72,784)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Principal payments on notes payable	(239,420)
Distributions	(292,895)
Net cash used in financing activities	(532,315)
NET INCREASE IN CASH AND CASH EQUIVALENTS	257,449
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	206,807
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 464,256
SUPPLEMENTAL DISCLOSURE	
Interest paid during the year	$ 945
Property and equipment financed through note payable	$ 124,836

The accompanying notes are an integral part of these financial statements.

J.W. COLE FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

J. W. Cole Financial, Inc. (the "Company") is a retail stock brokerage firm that clears trades through a correspondent member of the New York Stock Exchange on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority (FINRA). Its customers are located throughout the United States and the principal office is located in Tampa, FL. The Company is licensed in several other states without having an office in those states.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting whereby all revenues are recorded when earned and all expenses are recorded when incurred.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five or seven years). The costs of replacements, renewals and repairs which neither add materially to the value of the property nor appreciably prolong its life are charged to expense as incurred.

Securities Transactions

The clearing broker required the Company to make a deposit to secure customers accounts. The amount of this deposit is $75,000 and is included in deposits with clearing organizations in the accompanying statement of financial condition. The clearing broker has custody of all customer accounts and settles transactions for the Company. The Company charges commissions for transactions and pays the clearing broker for processing the transactions. Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising expense for the year ended December 31, 2014 was $8,659.

J.W. COLE FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company with the consent of its stockholder has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the individual stockholder is taxed on their proportionate share of the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes has been included in the financial statements.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2014 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

As of December 31, 2014, the Company's Federal income tax returns are subject to examination by the Internal Revenue Service for the tax years 2011 and thereafter.

Subsequent Events

Management has evaluated subsequent events through February 24, 2015, which was the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no material subsequent events that required recognition or additional disclosure.

NOTE B – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations for the year ended December 31, 2014 is $740,840. The Company clears customer transactions through a broker-dealer on a fully disclosed basis.

NOTE C – NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2014, the Company exceeded all net capital requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2014, the ratio was 2.60 to 1.

NOTE D – EXEMPTION FROM RULE 15c3-3

The Company acts as an investment banking broker-dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTE E – RELATED PARTY TRANSACTIONS

During the year, the Company allocated a portion of its office space and services of some of its employees to an affiliated Company for approximately $25,000 per month. There was no amount outstanding on December 31, 2014 from the affiliated Company.

NOTE F – NOTES PAYABLE

Notes payable consist of the following as of December 31, 2014:

Note Payable to a financial institution, monthly installments of $2,245 with interest of 2.99%; collateralized by a vehicle with a net book value of $125,179; maturing on August 2019.	$	117,091
Note payable to a financial institution, monthly installments of $1,124 with interest of 0%; collateralized by a vehicle with a net book value of $24,725; maturing on October 2016		23,967
	$	141,058

The Company's notes payable are scheduled to mature as follows:

Year Ending December 31,

2015	$	37,199
2016		34,925
2017		25,198
2018		25,975
2019		17,761
	$	141,058

NOTE G – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

NOTE H – COMMON STOCK

The Company is authorized to issue 100 shares of common stock with a par value of $12.902 of which 77.50 shares were issued and outstanding as of December 31, 2014. Distributions are payable when declared by the Board of Directors. During 2014, the Company paid a $292,895 distribution to its stockholder.

NOTE I – LEGAL MATTERS

From time to time, the Company may become involved in legal actions in the ordinary course of business. In the opinion of management, the ultimate resolution of any such legal proceedings will not have a material or adverse effect upon the Company's operations or financial position.

NOTE J – PROFIT SHARING PLAN

The Company sponsors a 401(k) plan and a discretionary profit sharing plan for all eligible employees at least 21 years of age with at least one year of employment.

Participants may contribute a portion of their eligible compensation, up to 100%, to the 401(k) plan. The Company makes discretionary contributions up to a maximum of 100% match of the employees first 3% of compensation and a 50% match of the employees next 2% of compensation. The Company's matching contribution to the 401(k) plan was $132,620 for the year ended December 31, 2014. The profit sharing plan also allows the Company to make discretionary contributions which were $224,228 for year ended December 31, 2014. The participant and Company contributions to both plans are limited to amounts allowed under provisions of the Internal Revenue Code.

NOTE K – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2014:

Automobiles	$ 266,982
Office furniture and equipment	246,008
California property and equipment	20,000
Leasehold improvements	116,269
Computers	54,405
Software	10,000
Other	4,730
	718,394
Less: accumulated depreciation and amortization	(351,351)
	$ 367,043

NOTE L – BROKER NETWORK

Effective May 10, 2013 the Company entered into an asset purchase agreement to acquire certain assets of another retail stock brokerage firm for $400,000 comprised of $200,000 in cash and $200,000 in notes payable which were paid in full in 2014. The primary assets acquired were the rights to the customer account and registered representative agreements. Based on the anticipated cash flows to be realized from these relationships, the Company assigned a value of $380,000 to the acquired "Broker Network" which is being amortized over 36 months. As of December 31, 2014 the balance of Broker Network asset was $179,444 net of accumulated amortization of $200,556 and was included in other assets on the Statement of Financial Condition.

The remaining $20,000 of the purchase price was assigned to property and equipment.

NOTE M – LEASE COMMITMENTS

The Company leases office space in Tampa, FL and Carlsbad, CA through non-cancelable operating leases, expiring at various times through April 2021. Total rent expense incurred by the Company for the year ended December 31, 2014 was approximately $419,000.

In accordance with GAAP, the Company recognizes rental expense for the leases that contain predetermined fixed escalation clauses on a straight-line basis over the expected term of the lease. The difference between the amounts charged to expense and the contractual minimum lease payment is recorded as a liability in the accompanying statement of financial condition. This liability was $178,994 at December 31, 2014 and is included in accrued expenses.

The expected term of a lease is calculated from the date the Company first takes possession of the facility, including any periods of free rent and any option or renewal periods management believes are probable of exercise. This expected term is used in the calculation of straight-line rent expense. Rent abatement and escalations are considered in the calculation of minimum lease payments and in determining straight-line expense for operating leases.

Minimum future annual rent expense for these two leases is as follows:

2015	$ 296,000
2016	267,000
2017	180,000
2018	180,000
2019 and thereafter	420,000
Total	$1,343,000

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

We have audited the accompanying financial statements of J.W. Cole Financial, Inc. (the "Company") as of and for the year ended December 31, 2014, and have issued our report thereon dated February 24, 2015, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

SKODA MINOTTI

Skoda Minotti

Tampa, Florida
February 24, 2015

J.W. COLE FINANCIAL, INC.
SUPPLEMENTARY FINANCIAL INFORMATION
YEAR ENDED DECEMBER 31, 2014

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3
Not applicable due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
Not applicable due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION
There are differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

See the report of Independent Registered Public Accounting Firm.

J.W. COLE FINANCIAL, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Net Capital

Stockholder's Equity	$	2,233,486
Deductions - Non allowable assets:		
Property and equipment, net		(367,043)
Notes receivable		(808,223)
Other assets		(179,444)
Deposits		(30,617)
Prepaid state income tax		(50,000)
Haircut pursuant to 15c3-1 (f)		(94,626)
Total deductions		(1,529,953)
Net capital		703,533
Net capital requirement		122,151
Excess net capital	$	581,382

See the report of Independent Registered Public Accounting Firm.

J.W. COLE FINANCIAL, INC.
SCHEDULE II
RECONCILIATION OF NET CAPITAL
PURSUANT TO RULE 17a5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

	Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL:			
Total stockholder's equity from statement of financial condition	$ 2,233,486	$ 2,386,466	$ (152,980)
Less: Stockholder's equity not allowable for net capital	-	-	-
Total stockholder's equity qualified for net capital	2,233,486	2,386,466	(152,980)
Total other deductions	(1,435,327)	(1,435,327)	-
Net capital before haircuts on security positions	798,159	951,139	(152,980)
Haircuts on securities pursuant to 15c3-1	(94,626)	(94,661)	35
Net capital	$ 703,533	$ 856,478	$ (152,945)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum net capital required	$ 122,151	$ 111,952	$ 10,199
Minimum dollar requirement	$ 100,000	$ 100,000	$ -
Net capital requirement	$ 122,151	$ 111,952	$ 10,199
Excess net capital			
Net capital	$ 703,533	$ 856,478	$ (152,945)
Less: Net capital requirement	(122,151)	(111,952)	(10,199)
Total	$ 581,382	$ 744,526	$ (163,144)
Excess net capital at 1000 percent	$ 5,813,820	$ 7,445,260	$ (1,631,440)
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 1,832,261	$ 1,679,282	$ 152,979
Percent of aggregate indebtedness to net capital	260.44%	196.07%	64.37%
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

See the report of Independent Registered Public Accounting Firm.

REPORT OF A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

J.W. Cole Financial, Inc. ("we" or "the Company") has identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions").

We have met the identified exemption provisions throughout the most recent fiscal year without exception.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

We have reviewed management's statements, included in the accompanying Report of a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3, in which (1) J.W. Cole Financial, Inc. (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SKODA MINOTTI

Skoda Minotti

Tampa, Florida
February 24, 2015

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by J.W. Cole Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating J. W. Cole Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). J.W. Cole Financial, Inc.'s management is responsible for J.W. Cole Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Tampa, Florida
February 24, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065698 FINRA DEC
J W COLE FINANCIAL INC
4301 ANCHOR PLAZA PARKWAY, SUITE 450
TAMPA, FL 33634

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
GARY R HAIGHT

2. A. General Assessment (item 2e from page 2)		$ 23,802
B. Less payment made with SIPC-6 filed (exclude interest) REVISED 9/12/2014 (Date Paid)		(13,169)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		10,633
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 10,633
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 10,633	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J W COLE FINANCIAL INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of FEBRUARY, 20 14.

ROBERT J. WOOD - PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 40,601,816
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	30,695,648
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	181,653
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	99,900
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 103,860	
Enter the greater of line (i) or (ii)	103,860
Total deductions	31,081,061
2d. SIPC Net Operating Revenues	$ 9,520,755
2e. General Assessment @ .0025	$ 23,802

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